EXHIBIT 99.1

MAG Silver Reports on the Juanicipio Project

Electrical Connection to the National Power Grid Complete and Energized with Full Load Commissioning Underway

VANCOUVER, British Columbia, Dec. 28, 2022 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) reports that it has received confirmation from Fresnillo Plc (“Fresnillo”), the operator of the Juanicipio Project (the “Project” or “Juanicipio”), that final testing of the downstream power distribution and control systems at the Project is now complete. The entire system has now been energized and Juanicipio has been connected to the national power grid.

We have been advised that this concludes the additional testing requested by the state-owned power company, CFE (Comisión Federal de Electricidad), to verify compatibility between new and updated substation equipment installed by Fresnillo on behalf of Fresnillo and MAG Silver as part of the Project, and existing older CFE infrastructure.

“Connection to the power grid is a long-awaited milestone for the Juanicipio Project, our stakeholders and shareholders alike, and we are thankful for the understanding and patience as the final steps to connect the plant to the national power grid were concluded,” said George Paspalas, MAG’s President and CEO. “We now turn to working with Fresnillo to maximize value generation from Juanicipio as we head into ramp-up and full-scale operations with Juanicipio graduating into a Tier-1 silver producer.”

Commissioning of the Project, initially with low-grade stockpiles is envisioned. As previously reported, plant components post the comminution circuit were commissioned on auxiliary power allowing for a rapid ramp-up with Fresnillo advising an objective of reaching full nameplate capacity in the second quarter of 2023. Once commissioning is concluded, high-grade mineralized material will be processed at the Juanicipio plant and, to the extent mining rates allow, will continue to be processed at the nearby Saucito and Fresnillo operations.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, precious metals projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently advancing underground mine development and commissioning a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the recently acquired Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of plant pre-commissioning and commissioning activities, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications

Phone: (604) 630-1399
Website: www.magsilver.com
Toll Free: (866) 630-1399
Email: info@magsilver.com